Exhibit 99.1

BTC PURCHASE AGREEMENT

This BTC Purchase Agreement (the “Agreement”) is entered into as of August 20, 2025 by and between Ming Shing Group Holdings Limited, a company incorporated under the laws of the Cayman Islands (“Buyer”), and Winning Mission Group Limited, a company incorporated under the laws of the British Virgin Islands (“Seller”). Seller and Buyer may be referred to herein individually as a “Party” and collectively as the “Parties” as applicable.

WHEREAS, Seller wishes to sell and assign to Buyer, and Buyer wishes to purchase and assume from Seller, certain digital assets, subject to the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and obligations set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller hereby agree as follows:

1. Definitions. Capitalized terms have the meanings ascribed to them in the attached Schedule A incorporated herein if not otherwise defined herein.

2. Agreement of Purchase and Sale.

2.2 Purchased Assets. Effective as of the Closing Date and on the terms and conditions set forth in this Agreement, Seller hereby sells, conveys, assigns, transfers, and delivers to Buyer, free and clear of all Liens, and Buyer agrees to buy and accept from Seller, free and clear of all Liens, all of Seller’s right, title, and interest, whether legal or equitable, in and to an aggregate of 4,250 Bitcoins (the “BTC” or the “Purchased Assets”).

2.3 Excluded Assets. Anything that is not included in the Purchased Assets is expressly excluded from the purchase and sale contemplated hereby and as such is not included in the Purchased Assets and shall remain the property of the Seller after the Closing (the “Excluded Assets”).

2.4 Assumed Liabilities. From and after the Closing and on the terms and subject to the conditions contained in this Agreement, Buyer shall assume, perform, pay and discharge only with respect to the Purchased Assets the liabilities and obligations of Seller thereunder that (i) arise after the Closing and are not or were not required to be performed prior to the Closing and (ii) do not arise from or relate to any breach by Seller of any provision of any of such Purchased Assets or any event, circumstance or condition existing on or prior to the Closing Date that, with notice or lapse of time, could constitute or result in a breach of any such Purchased Assets, and no other liabilities or obligations whatsoever.

2.5 Excluded Liabilities. Buyer shall not assume or be required to perform, pay or discharge any, and Seller shall remain unconditionally liable for all, of Seller’s debts, obligations, liabilities and commitments, known or unknown, including, without limitation, any and all debts, obligations, liabilities or commitments relating to or arising out of the ownership of the Excluded Assets before the Closing Date, other than those that are expressly included in the Assumed Liabilities. All such debts, obligations, liabilities and commitments that are not Assumed Liabilities are hereinafter referred to as “Excluded Liabilities.”

2.6 Purchase Price. The aggregate purchase price for the Purchased Assets shall be US$482,961,500 (US$113,638 per BTC), payable at the Closing in the form of (1) a convertible promissory note (the “Note”) with a principal amount of US$482,961,500 and (2) a warrant (the “Warrant”) representing the right to purchase 402,467,916 Ordinary Shares.

3. Representations and Warranties of Seller. Seller represents and warrants to Buyer as follows:

3.1. Binding Obligation. Seller has acquired the BTC legally, has the requisite power and authority to own the BTC and to enter into and perform its obligations under this Agreement. This Agreement constitutes legal, valid and binding obligations of Seller enforceable against Seller in accordance with their terms.

3.2. No Conflicts; No Consents. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in the creation or imposition of any Lien on the Purchased Assets; or (b) violate, require any notice or consent under, or give rise to any right of modification, termination, or acceleration with respect to, any Purchased Assets. Seller is not required to notify, or obtain any consent or waiver from, any Person (including any Governmental Entity) in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

3.3. No Liens; Condition of Purchased Assets. Seller has good and marketable title to all of the Purchased Assets, free and clear of any and all Liens, and Buyer will at Closing receive good and marketable title to all of the Purchased Assets, free and clear of any and all Liens (other than Liens created by Buyer). The Purchased Assets have not experienced a Material Adverse Effect, and no event has occurred or circumstance exists that could reasonably be expected to have a Material Adverse Effect on the Purchased Assets.

3.4. No Litigation; No Violations of Law; Licensing. There are no claims or litigation currently pending, or to Seller’s knowledge, threatened or reasonably anticipated against Seller or the Purchased Assets, which, if adversely determined, would have a Material Adverse Effect on the Purchased Assets or on the transactions contemplated by this Agreement; (b) there is no outstanding or threatened, order, writ, injunction or decree of any Governmental Entity or arbitration tribunal against Seller having any such Material Adverse Effect; (c) Seller is not in violation of any applicable federal, state, provincial, municipal, local or foreign Legal Requirement, where such violation or violations would individually or in the aggregate have a Material Adverse Effect on the Purchased Assets; and (d) Seller has not received any notices of any investigation or review pending or threatened by any Governmental Entity or with respect to any failure to possess or to operate in accordance with any permit, certificate, license, approval or other authorization that would have a Material Adverse Effect on the Purchased Assets.

3.5. No Brokers. Seller has not employed or retained, or has any liability to, any intermediary, broker, agent or finder on account of this Agreement or the transactions contemplated hereby.

3.9. Seller’s Investment Intent. Seller understands that the Securities have not been, and will not be, registered under the 1933 Act, or under any state securities laws, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering. Seller (a) is acquiring the Securities solely for its own account for investment purposes, and not with a view to the distribution thereof, (b) is a sophisticated investor with knowledge and experience in business and financial matters , (d) has received certain information concerning the Seller and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Securities and (e) is able to bear the economic risk and lack of liquidity inherent in holding the unregistered Securities.

4. Representations and ·warranties of Buyer. Buyer hereby represents and warrants to Seller as follows:

4.1. Organization and Authority of Buyer; Binding Obligation. Buyer (a) is a company organized, validly existing and in good standing in its jurisdiction of organization; (b) has the requisite power and authority to enter into and perform its obligations under the Transaction Documents; (c) has taken all action necessary to authorize its entry into and performance of its obligations under the Transaction Documents; and (d) has caused this Agreement and, when delivered in accordance with the terms hereof and thereof, the other Transaction Documents, to be executed and delivered on its behalf by its duly authorized officer, manager or other representative whose signature is set forth on its behalf on the signature page of this Agreement and, when delivered in accordance with the terms hereof and thereof, when delivered in accordance with the terms hereof and thereof, the other Transaction Documents. Each of this Agreement, and when delivered in accordance with the terms hereof and thereof, the other Transaction Documents, constitutes a legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with its terms.

4.2. No Conflicts; No Consents. The execution and delivery of this Agreement, when delivered in accordance with the terms hereof and thereof, the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, will not conflict with or result in any violation of or default under (or any event that, with notice or lapse of time or both, would constitute a default under), require any consent under, result in the acceleration or required prepayment of any indebtedness pursuant to the terms of, result in the creation or imposition of any Lien under any provision of, or give the right to or result in the amendment, modification, termination, cancellation, acceleration or consent with respect to (i) the Organizational Documents of Buyer, or (ii) any Legal Requirement applicable to Buyer. Except for (i) the filings required under the applicable laws; and (ii) the notice and/or application(s) to each applicable Trading Market for the issuance and sale of the Securities and the listing of the Conversion Shares and Warrant Shares for trading thereon in the time and manner required thereby (collectively, the “Required Approvals”), no consent, approval, authorization, order, filing, registration or qualification of or with any Governmental Entity or third party is required to be obtained by Buyer in connection with the execution and delivery by Buyer of this Agreement, and when delivered in accordance with the terms hereof and thereof, the other Transaction Documents, or consummation of the transactions contemplated herein and therein.

4.4 Issuance of the Securities. The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and non-assessable, free and clear of all Liens imposed by Buyer other than restrictions on transfer provided for in the Transaction Documents or by law. The Underlying Shares, when issued in accordance with the terms of the Transaction Documents, will be validly issued, fully paid and non-assessable, free and clear of all Liens imposed by Buyer other than restrictions on transfer provided for in the Transaction Documents or by law. Buyer has reserved from its duly authorized share capital a number of Ordinary Shares for issuance of the Underlying Shares at least equal to the Required Minimum on the date hereof.

4.5 Litigation. Except as disclosed in the SEC Reports, there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of Buyer, threatened against or affecting Buyer, its Subsidiaries or any of their respective properties before or by any Governmental Entity that could be reasonably expected to have a Material Adverse Effect. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by Buyer under the 1934 Act or the 1933 Act.

4.6 Transactions with Affiliates and Employees. Except as disclosed in the SEC Reports, none of the officers or directors of Buyer or any Subsidiary and, to the knowledge of Buyer, none of the employees of Buyer or any Subsidiary is presently a party to any transaction with Buyer or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from providing for the borrowing of money from or lending of money to, for payment in shares that are not restricted or have registration rights, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of Buyer, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, stockholder, member or partner, in each case in excess of US$120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of Buyer and (iii) other employee benefits, including stock option agreements under any stock option plan of Buyer.

4.7 Sarbanes-Oxley; Internal Accounting Controls. Except as disclosed in the SEC Reports, Buyer and the Subsidiaries are in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof and as of the Closing Date.

4.8 Private Placement. Assuming the accuracy of Seller’s representations and warranties set forth herein, no registration under the 1933 Act is required for the issuance and sale of the Securities by Buyer to Seller as contemplated hereby. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Trading Market.

4.9 Investment Company. Buyer is not, and is not an affiliate of, and immediately after receipt of the BTC, will not be or be an affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. Buyer shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

4.10 Listing and Maintenance Requirements. Except as disclosed in the SEC Reports, the Ordinary Shares are registered pursuant to Section 12(b) or 12(g) of the 1934 Act, and Buyer has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Ordinary Shares under the 1934 Act nor has Buyer received any notification that the Commission is contemplating terminating such registration. Buyer has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Ordinary Shares are or have been listed or quoted to the effect that Buyer is not in compliance with the listing or maintenance requirements of such Trading Market. Buyer is and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements. The Ordinary Shares are currently eligible for electronic transfer through the Depository Trust Company or another established clearing corporation and Buyer is current in payment of the fees to the Depository Trust Company (or such other established clearing corporation) in connection with such electronic transfer.

4.11 Foreign Corrupt Practices. Neither Buyer nor any Subsidiary, nor to the knowledge of Buyer, any agent or other Person acting on behalf of Buyer or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by Buyer or any Subsidiary (or made by any Person acting on its behalf of which Buyer is aware) which is in violation of law or (iv) violated in any material respect any provision of FCPA.

4.12 Office of Foreign Assets Control. Neither Buyer nor any Subsidiary nor, to Buyer’s knowledge, any director, officer, agent, employee or affiliate of Buyer or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

4.13. No Brokers. Buyer has not employed or retained, nor has any liability to, any intermediary, broker, investment banker, agent or finder, on account of this Agreement or the transactions contemplated hereby.

5. Conditions Precedent to the Closing

5.1 Conditions Precedent to Each Party’s Obligations. The respective obligations of each Party to consummate the transactions contemplated hereby will be subject to the satisfaction, as of the Closing, of all of the following conditions, any one or more of which may be waived in writing at the option of the affected Party:

(a) No Legal Prohibition. No law shall exist or be enacted or promulgated by any Governmental Authority which would prohibit the consummation by such Party of the transactions contemplated hereby.

(b) No Injunction. Such Party shall not be prohibited, by any order, ruling, consent, decree, judgment or injunction of any court, judicial authority or Governmental Authority from consummating the transactions contemplated hereby.

5.2 Conditions Precedent to Obligations of Buyer. The obligations of Buyer under this Agreement to consummate the transactions contemplated hereby will be subject to the satisfaction, as of the Closing, of all of the following conditions, any one or more of which may be waived in writing at the option of Buyer:

(a) Accuracy of Representations and Warranties; Performance of Covenants. Except as expressly contemplated by this Agreement, the representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects as of the Closing with the same force and effect as though made on and as of the Closing. Seller shall have performed and complied with all covenants and agreements required by this Agreement to be performed or complied with by Seller on or prior to the Closing.

(b) No Material Adverse Change. No (i) change, effect, event, occurrence, state of facts or development shall have occurred since the date of this Agreement, (ii) damage, destruction or other change shall have occurred to any of the Purchased Assets, and (iii) no legal proceeding shall have been instituted, in each case, which individually or in the aggregate constitutes a Material Adverse Change.

(e) Closing Deliveries. Buyer shall have received, or waived delivery of, the items to be delivered pursuant to Section 6.2.

5.3 Conditions Precedent to Obligations of Seller. The obligations of Seller under this Agreement to consummate the transactions contemplated hereby will be subject to the satisfaction, as of the Closing, of all of the following conditions, any one or more of which may be waived in writing at the option of Seller:

(a) Accuracy of Representations and Warranties; Performance of Covenants. Except as expressly contemplated by this Agreement, the representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects as of the Closing with the same force and effect as though made on and as of the Closing. Buyer shall have performed and complied, in all material respects, with all covenants and agreements required by this Agreement to be performed or complied with by Buyer on or prior to the Closing.

(b) From the date hereof to the Closing Date, trading in the Ordinary Shares shall not have been suspended by the SEC or the Company’s principal Trading Market and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market.

(b) Closing Deliveries. Seller shall have received, or waived delivery of, the items to be delivered pursuant to Section 6.3.

6. Closing

6.1 Time and Place. The closing of the transaction contemplated by this Agreement (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) on the Closing Date or on such other day and at such location as the parties hereto shall mutually agree.

6.2 Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered to Buyer:

(a) A bill of sale in substantially the form attached hereto as Exhibit A (the “Bill of Sale”), duly executed by Seller.

(b) A proof of delivery from bitcoin network that Seller has delivered the BTC to the Buyer’s designated wallet address.

(c) Such other documents and instruments as Buyer may reasonably request to consummate the transactions contemplated hereby.

6.3 Deliveries by the Buyer. The Buyer will deliver or cause to be delivered to the Seller:

(a) The Bill of Sale duly executed by Buyer.

(b) The Note registered in the name of Seller or its designee/assignee;

(c) The Warrant registered in the name of Seller or its designee/assignee;

(d) Buyer’s wallet address;

(e) Copies of the resolutions of the board of directors of Buyer, duly adopted and in full force and effect, which authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

(f) Evidence to Seller’s satisfaction that the issuance of the Securities has been approved by Buyer’s shareholders or such approval is not required.

(g) Evidence to Seller’s satisfaction that the Required Approvals have all been obtained by Buyer, including the evidence that Buyer has filed with the Trading Market an application for the listing of the Underlying Shares on the Trading Market and the Trading Market has raised no objection with respect thereto.

(h) Such other documents and instruments as Seller shall deem reasonably necessary to consummate the transactions contemplated hereby.

7. Additional Covenants.

7.1. Further Cooperation. Seller from time to time at the reasonable request of Buyer and without further consideration, shall execute and deliver further instrument of transfer and assignment (in addition to those explicitly required by other provisions of this Agreement) and take such other actions as Buyer may reasonably request to more effectively transfer and assign to, and vest title in Buyer to the Purchased Assets and to effect and perfect the transactions contemplated in this Agreement.

7.2. Survival of Claims. The representations, warranties and covenants of the Parties shall survive the Closing; provided, however, that no Party may bring any claim alleging or based on the breach or inaccuracy of any representation or warranty unless the Party alleging breach or inaccuracy gives the Party alleged to have breached or given an inaccurate representation or warranty written notice within 12 months after the Closing Date in accordance with the provisions of Section 9.3 below.

7.3. Indemnification. Each of Buyer and Seller hereby agrees to indemnify, hold harmless, and defend the other, from and against any and all Damages arising out of: (a) any breach in any representation or warranty made by the Indemnifying Party in this Agreement provided notice of such breach is timely given, or (b) any breach or failure of the Indemnifying Party to perform any covenant or obligation of the Indemnifying Party set out in this Agreement.

8. Termination

8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Buyer and Seller;

(b) by Buyer in writing, without Liability to Buyer on account of such termination (provided Buyer is not otherwise in material default or in material Breach of this Agreement), if the Closing shall not have occurred on or before December 31, 2025 (the “Outside Date”); or

(c) by Seller in writing, without Liability of Seller on account of such termination (provided that Seller is not otherwise in default or in Breach of this Agreement), if the Closing shall not have occurred on or before the Outside Date.

8.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, all obligations under this Agreement shall terminate and shall be of no further force or effect; provided, however, that no termination of this Agreement shall release, or be construed as releasing, any Party from any Liability to the other Party which may have arisen under this Agreement prior to termination.

9. Miscellaneous Provisions.

9.1. Entire Agreement; Binding Nature; No Assignment. The Transaction Documents and the exhibits hereto and thereto contain the entire agreement of the Parties with respect to the subject matter hereof and supersede, merge, and replace all prior negotiations, offers, promises, representations, warranties, agreements, and writings with respect to such subject matter, both written and oral. There are no agreements, warranties, covenants or undertakings other than those expressly set forth herein and therein. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assignable by any Party without the prior written consent of the other Party, other than by Buyer to a wholly owned subsidiary of Buyer.

9.2. Interpretation. The section, paragraph and schedule headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person.

9.3. Notices. Any notice or other communication hereunder to any Party shall be by nationally recognized overnight courier service, electronic mail, fax or certified mail, postage prepaid and return receipt requested, and shall be deemed to have been given or made (a) when sent by fax with delivery receipt or by electronic mail, (b) one business day after being deposited with such courier service or (c) three business days after being deposited in the mail, in each case addressed to the Party at its address specified below (or in each case at such other addresses for such Party as shall be specified by like notice). Notices may also be given in any other manner permitted by law, effective upon actual receipt.

If to Buyer, to:

Name:	Ming Shing Group Holdings Limited
Address:	Office Unit B8, 27/F
NCB Innovation Centre
No. 888 Lai Chi Kok Road
Kowloon, Hong Kong
Attention:	Wenjin Li
Email:	projectms.2022@gmail.com

If to Seller, to:

Name:	Winning Mission Group Limited
Address:	OMC Chambers, Wickhams Cay 1, Road Town, Tortola, VG 1110, British Virgin Islands
Attention:	Kuek Gaik Ching
Email:	gerelline@yahoo.com

9.4. Governing Law; Jurisdiction. This Agreement shall be exclusively governed by and construed in accordance with the laws of the State of New York, without giving effect to any provision that would cause the application of the laws of any jurisdiction other than the State of New York other than non-waivable provisions of U.S. federal law. The Parties hereby agree that the courts of the State of New York and the U.S. federal courts situated in the City of New York, County of New York, and the appellate courts having jurisdiction thereover, shall have exclusive jurisdiction with respect to any and all disputes arising under or in connection with this Agreement. By execution of this Agreement, each Party submits to the jurisdiction of such courts and hereby irrevocably waives any and all objections, which he, she, or it may have with respect to venue in any of such courts. EACH OF TIIE PARTIES IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN CONNECTION WITH THIS AGREEMENT OR ANY DISPUTE ARISING FROM OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.5. Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by all of the Parties. No waiver of any provision of this Agreement, and no consent to any departure by any Party therefrom, shall be effective unless it is in writing and signed by the Party from whom such waiver is sought, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given.

9.6. Severability. If any provision or portion of a provision of this Agreement is found invalid or unenforceable, the validity or enforceability of the remaining provisions or portions hereof shall not be affected.

9.7. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and each of which may bear the signature(s) of one or more of the Parties, but all of which together shall constitute one and the same instrument. A copy of this Agreement bearing the facsimile, photostatic, PDF or other copy of the signature of a Party shall be as valid for all purposes as a copy bearing that Party’s original signature.

9.8. Representation by Counsel. Each of the Parties hereto has been represented or has had the opportunity to be represented by legal counsel of their own choice.

[Signatures on following page]

IN witness wHEREOF, the Parties to this BTC Purchase Agreement have set their signatures below as of the date first set forth above.

BUYER:

Ming Shing Group Holdings Limited

By:	/s/ Wenjin Li
Name:	Wenjin Li
Title:	Chief Executive Officer and Director

SELLER:

Winning Mission Group Limited

By	/s/ Kuek Gaik Ching
Name:	Kuek Gaik Ching
Title:	Director

Schedule A Definitions

“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Closing Date” means upon receipt of approval from the Trading Market for the proposed transaction the fifth (5th) business day following such approval or on such other day and at such location as the parties hereto shall mutually agree.

“Commission” means the United States Securities and Exchange Commission.

“Conversion Shares” means the Ordinary Shares issuable upon conversion, payment or otherwise pursuant to the Note.

“Damages” means any losses, costs, damages, liabilities or expenses actually incurred, including, without limitation, reasonable attorneys’ fees or other legal expenses or expert fees.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.

“Governmental Entity” means any federal, state, municipal, local, or foreign government and any court, self-regulated organization, tribunal, arbitral body, administrative agency, department, board, subdivision, entity, commission or other governmental, quasi-governmental or regulatory authority, reporting agency, whether domestic, foreign or super-national.

“Indemnifying Party” means either Buyer or Seller when indemnification is sought from such Party pursuant to Section 7.3, and “Indemnified Party” means Buyer or Seller when such Person is seeking indemnification from an Indemnifying Party pursuant to Section 7.3.

“Legal Requirement” means any law, statute, rule, regulation, ordinance, zoning requirement, governmental restriction, order, judgment, injunction or decree of any Governmental Entity.

“Liability” means any liability or obligation of whatever kind or nature (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due).

“Lien” means any mortgage, pledge, lien, encumbrance, claim, charge, security interest, option, warrant, right of first refusal, hypothecation, security agreement or other encumbrance or restriction on the use or transfer of any assets.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the Purchased Assets, or (b) the ability of Seller to consummate the transactions contemplated hereby on a timely basis.

“Ordinary Shares” means the ordinary shares of the Seller, par value US$0.0005 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Organizational Documents” means its certificate or articles of incorporation and bylaws.

“Outside Date” has the meaning ascribed thereto in Section 8.1(b).

“Person” means an individual, partnership, corporation, limited liability company, limited liability partnership, trust, unincorporated association, joint venture or other entity.

“Related Party” means with respect to a Person any or its affiliates, or any of its or its affiliate’s shareholders, directors, officers, managers, members, partners, trustees, employees, contractors, subcontractors, attorneys, intermediaries, brokers or other agents, or representatives or any heir, personal representative, successor, or assign of any of the foregoing.

“Required Approvals” has the meaning ascribed thereto in Section 4.2.

“Required Minimum” means, as of any date, the 150% of the maximum aggregate number of Ordinary Shares then issued or potentially issuable in the future pursuant to the Transaction Documents, including any Underlying Shares issuable upon exercise in full of the Warrant or conversion in full of the Note (including Underlying Shares issuable as payment of interest on the Note), ignoring any conversion or exercise limits set forth therein.

“SEC” means the United States Securities and Exchange Commission or the successor thereto.

“SEC Reports” means all reports, schedules, forms, proxy statements, statements and other documents required to be filed by Buyer with the SEC pursuant to the reporting requirements of the 1934 Act (including all exhibits and appendices included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein.)

“Securities” means the Note, the Warrant, the Conversion Shares and the Warrant Shares, in each case without respect to any limitation or restriction on the conversion of the Note or the exercise of the Warrant.

“Subsidiary” means any subsidiary of Buyer as disclosed in the SEC Reports and shall, where applicable, also include any direct or indirect subsidiary of Buyer formed or acquired after the date hereof.

“Trading Market” means any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Note, the Warrant, all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Underlying Shares” means the Conversion Shares and the Warrant Shares, including without limitation, Ordinary Shares issued and issuable in lieu of the cash payment of interest on the Note in accordance with the terms of the Note, in each case without respect to any limitation or restriction on the conversion of the Note or the exercise of the Warrant.

“Warrant Shares” means the Ordinary Shares issuable upon exercise of the Warrant.

Exhibit A

Form of Bill of Sale

This BILL OF SALE (“Bill of Sale”) is entered into as of August ___, 2025, by and between Ming Shing Group Holdings Limited, a company incorporated under the laws of the Cayman Islands (“Buyer”), and Winning Mission Group Limited, a company incorporated under the laws of the British Virgin Island (“Seller”).

WHEREAS, Buyer and Seller, entered into a BTC Purchase Agreement as of August 20, 2025 (the “Agreement”), pursuant to which Seller agreed to sell and assign to Buyer the Purchased Assets (capitalized terms not defined herein shall have the meaning given in the Agreement), and Buyer and Seller are entering into this Bill of Sale pursuant to the requirements of the Agreement;

NOW, THEREFORE, for value received and intending to be legally bound, the parties agree as follows:

1. Pursuant to the Agreement, Seller hereby unconditionally and irrevocably contributes, sells, assigns, transfers, conveys and delivers to Buyer and its successors and assigns, forever, all of Seller’s right, title and interest in and to the Purchased Assets free and clear of any Liens.

2. The consideration to be paid by Buyer to Seller for the Purchased Assets shall be as set forth in the Agreement, which shall be payable pursuant to the terms, conditions and provisions set forth in the Agreement.

3. This Bill of Sale shall be governed by and construed in accordance with the laws of the State of New York (without giving effect to its principles of conflicts of laws).

4. This Bill of Sale is subject in all respects to the terms and conditions of the Agreement, including all of the representations, warranties, covenants, agreements, indemnities and remedies contained therein, all of which shall survive the execution and delivery of this Bill of Sale to the extent provided in the Agreement.

5. This Bill of Sale does not create any additional obligations, covenants, representations and warranties or alter or amend any of the obligations, covenants, representations and warranties contained in the Agreement. In the event of a conflict between the terms and conditions of this Bill of Sale and the terms and conditions of the Agreement, the terms and conditions of the Agreement shall govern, supersede, and prevail.

6. This Bill of Sale may be executed in any number of counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one and the same instrument. A copy of this Agreement bearing the facsimile, photostatic, PDF or other copy of the signature of a party shall be as valid for all purposes as a copy bearing that party’s original signature.

Signatures on following page.

IN WITNESS WHEREOF, the undersigned have caused this Bill of Sale to be executed effective as of the Closing Date.

BUYER: Ming Shing Group Holdings Limited

By:
Name:	Wenjin Li
Title:	Chief Executive Officer and Executive Director

SELLER: Winning Mission Group Limited

By:
Name:	Kuek Gaik Ching
Title:	Director